SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number : 33-80178

THIRD QUARTER RESULTS FOR THE PERIOD ENDED JUNE 25, 2005

TEMBEC INDUSTRIES INC.

(Translation of Registrant's Name into English)

800, René-Lévesque Boulevard West, suite 1050, Montreal, Quebec H3B 1X9

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes                          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

TEMBEC INDUSTRIES INC.

Filed in this Form 6-K

Documents index

  Management's Discussion and Analysis for the quarter ended June 25, 2005

  Consolidated Financial Statements for the quarter ended June 25, 2005

  Certification pursuant to Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings

TEMBEC INDUSTRIES INC.

Management's Discussion and Analysis
for the quarter ended June 25, 2005

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec Industries Inc.'s financial performance during its third quarter ended June 25, 2005. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended June 25, 2005 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 25, 2004. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation, amortization and other non-operating expenses.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.
OVERVIEW

                                                                                     Quarterly Results ($ millions)

OVERVIEW

Prior to fiscal 2005, the Company consisted of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. Due to organizational and reporting changes, the Paper and Paperboard segments have been regrouped under Paper. Comparative figures for prior periods have been reclassified to conform with the new segment presentation.

During the December 2004 quarter, the Company adopted retroactively with restatement the new recommendations of Section 3110 of the Canadian Institute of Chartered Accountants (CICA) with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of Section 3110 were primarily related to landfill capping obligations. The adoption of Section 3110 reduced the prior year reported net earnings by $0.4 million.

JUNE 2005 QUARTER VS MARCH 2005 QUARTER

Sales increased by $53.8 million over the prior quarter. Higher selling prices in all segments except Forest Products generated an additional $18.2 million. Volumes also increased primarily in the Paper segment. Currency was slightly favourable as the Canadian $ averaged US $0.804, down from US $0.815 in the prior quarter.

The $11.0 million increase in EBITDA was primarily attributable to the improved performance of the Pulp and Paper segments, both of which benefited from higher prices. Manufacturing costs decreased in Forest Products and Paper, but increased in Pulp.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

Interest, foreign exchange and other

JUNE 2005 QUARTER VS MARCH 2005 QUARTER

Interest on indebtedness was relatively unchanged from the prior quarter. Approximately 94% of the Company's long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on indebtedness is a change in the relative value of the Canadian $ versus the US $.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA handbook with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the fiscal 2004.

The following tables summarize the change in the unamortized deferred gain on foreign exchange contracts during the last two quarters:

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Since the beginning of the prior fiscal year, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

During the June 2005 quarter, the Company recorded a loss of $4.3 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ decreased from US $0.823 to US $0.811. In the prior quarter, the Canadian $ had increased from US $0.813 to US $0.823 and the Company had recorded a gain of $4.1 million. The Company received proceeds of $13.1 million relating to foreign exchange contracts in the June quarter as compared to $41.4 million received in the March quarter. Contracts had been sold in advance of their stated maturities in the prior quarter.

During the June 2005 quarter, the Company generated $7.8 million gain on commodity related derivative financial instruments, primarily lumber futures. Their appreciation was driven by the drop in US $ lumber reference prices. Proceeds generated of $3.6 million were also related to the lumber futures. This is the opposite of what occurred in the prior quarter when US $ lumber reference prices increased. The net result was a loss of $5.9 million and disbursements of $4.2 million.

JUNE 2005 QUARTER VS MARCH 2005 QUARTER

The following tables summarize the change in the market value of derivative financial instruments during the last two quarters:

Based on the fair market value of derivative financial instruments at the end of the quarter and their scheduled maturity dates, the following table summarizes anticipated proceeds by quarter:

Gain/loss on translation of foreign debt

During the June 2005 quarter, the Company recorded a loss of $20.1 million on the translation of its US $ denominated debt as the relative value of the Canadian $ decreased from US $0.823 to US $0.811. In the prior quarter, the Canadian $ had increased from US $0.813 to US $0.823, and the Company had recorded a gain of
$16.7 million. The after-tax impact of the loss on translation of foreign denominated debt was $16.8 million as compared to the prior quarter after-tax gain of $14.0 million.

JUNE 2005 QUARTER VS MARCH 2005 QUARTER

Unusual item

During the June 2005 quarter, the Company recorded an unusual charge of $136.1 million relating to the closure of several facilities. These included an SPF lumber sawmill in La Sarre, Quebec; a hardwood and pine sawmill in Davidson, Quebec; a hardwood sawmill in Temiscaming, Quebec; a lumber remanufacturing facility in Brantford, Ontario and the St. Raymond, Quebec papermill. The following table summarizes the impact by facility:

The after-tax impact was $91.7 million. At the end of the June 2005 quarter, the Company had disbursed $2.7 million in relation to severance and other closure costs.

Net loss

The Company generated a net loss of $142.3 million compared to a net loss of $25.0 million in the prior quarter. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian Generally Accepted Accounting Principles (GAAP).

JUNE 2005 QUARTER VS JUNE 2004 QUARTER

Sales decreased by $72.1 million over the same quarter a year ago. Lower selling prices and volumes in the Forest Products and Pulp segments caused the decrease. Effective Canadian $ realizations were negatively impacted by the stronger Canadian $, which averaged US $0.804, an increase of approximately 9% over US $0.736 in the same quarter of the prior year.

The $63.4 million decrease in EBITDA was driven primarily by the lower profitability of the Forest Products and Pulp segments, which experienced lower prices and higher manufacturing costs. Chemical segment prices and costs increased by similar amounts and profitability remained relatively unchanged. This is to be expected for this segment, as selling prices are often contractually linked to raw material prices.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

Interest, foreign exchange and other

JUNE 2005 QUARTER VS JUNE 2004 QUARTER

Interest on indebtedness declined by $1.8 million primarily as a result of the stronger Canadian $. Approximately 94% of the Company's term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on indebtedness is a change in the relative value of the Canadian $ versus the US $.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the June 2005 and 2004 quarters:

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Since the beginning of the prior fiscal year, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

During the June 2005 quarter, the Company recorded a loss of $4.3 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ decreased from US $0.823 to US $0.811. In the prior year quarter, the Company had recorded a loss of $4.2 million, the Canadian $ decreasing from US $0.758 to US $0.741. The Company received proceeds of $13.1 million relating to foreign exchange contracts in the June 2005 quarter as compared to $32.7 million in the June 2004 quarter. The amount of contracts outstanding was substantially larger in the prior year quarter.

During the June 2005 quarter, the Company generated a $7.8 million gain on commodity related derivative financial instruments, primarily lumber futures. Their appreciation was driven by the drop in US $ lumber reference prices. Proceeds generated of $3.6 million were also related to the lumber futures. This is the opposite of what occurred in the prior year period when US $ lumber reference prices increased. The net result was a loss of $2.6 million and disbursements of $6.3 million.

JUNE 2005 QUARTER VS JUNE 2004 QUARTER

The following tables summarize the change in the market value of derivative financial instruments during the June 2004 and 2005 quarters:

Based on the fair market value of derivative financial instruments at the end of the quarter and their scheduled maturity dates, the following table summarizes anticipated proceeds by quarter:

Loss on translation of foreign debt

During the June 2005 quarter, the Company recorded a loss of $20.1 million on the translation of its US $ denominated debt as the relative value of the Canadian $ decreased from US $0.823 to US $0.811. In the comparable period a year ago, the Canadian $ had decreased from US $0.758 to US $0.741, and the Company had recorded a loss of $38.5 million. The after-tax impact of the loss on translation of foreign denominated debt was $16.8 million as compared to the prior year after-tax loss of $32.3 million.

JUNE 2005 QUARTER VS JUNE 2004 QUARTER

Unusual item

During the June 2005 quarter, the Company recorded an unusual charge of $136.1 million relating to the closure of several facilities. These included an SPF lumber sawmill in La Sarre, Quebec; a hardwood and pine sawmill in Davidson, Quebec; a hardwood sawmill in Temiscaming, Quebec; a lumber remanufacturing facility in Brantford, Ontario and the St. Raymond, Quebec papermill. The following table summarized the impact by facility:

The after-tax impact was $91.7 million. At the end of the June 2005 quarter, the Company had disbursed $2.7 million in relation to severance and other closure costs.

Net loss

The Company generated a loss of $142.3 million compared to a net loss of $12.4 million in the corresponding quarter of the prior year. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian GAAP.

NINE MONTHS ENDED JUNE 2005 VS NINE MONTHS ENDED JUNE 2004

Sales increased by $67.3 million over the same period a year ago. The increase occurred primarily in the Forest Products and Chemical segments, with the former seeing significantly higher volumes and the latter experiencing improved pricing. The Pulp segment pricing decreased but was partially offset by higher volumes. The opposite occurred in Paper with lower volumes offsetting higher prices. Canadian $ realizations were negatively impacted by the stronger Canadian $, which averaged US $0.812, an increase of approximately 8% over US $0.751 in the same nine month period of the prior year.

The $50.8 million decrease in EBITDA was driven primarily by the lower profitability of the Pulp segment, which experienced lower prices. All businesses were negatively impacted by higher manufacturing costs. Chemical segment prices and costs increased by similar amounts and profitability remained relatively unchanged. This is to be expected for this segment, as selling prices are often contractually linked to raw material prices.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

NINE MONTHS ENDED JUNE 2005 VS NINE MONTHS ENDED JUNE 2004

Interest, foreign exchange and other

Interest on indebtedness declined by $6.2 million primarily as a result of the stronger Canadian $. Approximately 94% of the Company's term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on indebtedness is a change in the relative value of the Canadian $ versus the US $.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the nine month periods ended June 2005 and June 2004:

The remaining deferred gain will be amortized in quarterly amounts as per the following:

NINE MONTHS ENDED JUNE 2005 VS NINE MONTHS ENDED JUNE 2004

Since the beginning of the prior fiscal year, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

During the nine months ended June 2005, the Company recorded a gain of $17.2 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.784 to US $0.811. In the comparable period a year ago, the Canadian $ had increased from US $0.739 to US $0.741 and the Company had recorded a gain of $64.8 million. The Company received proceeds of $78.4 million relating to foreign exchange contracts during the nine month period ended June 2005 as compared to $206.2 million in the comparable period a year ago. In the prior year, the Company had disposed of a substantial portion of its US $ currency contracts to fund the acquisition of three sawmills.

The following tables summarize the change in the market value of derivative financial instruments during the nine month period ending June 2005 and June 2004:

Based on the fair market value of derivative financial instruments at the end of the quarter and their scheduled maturity dates, the following table summarizes anticipated proceeds by quarter:

During the December 2003 quarter, the Company realized a gain of $22.7 million on the sale of shares of a Canadian publicly traded company, Slocan Forest Products. The shares were acquired in 2002 and subsequently appreciated in value as the result of Slocan's acquisition by a third party.

NINE MONTHS ENDED JUNE 2005 VS NINE MONTHS ENDED JUNE 2004

Gain on translation of foreign debt

During the nine month period ended June 2005, the Company recorded a gain of $51.2 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.784 to US $0.811. In the comparable period a year ago, the Canadian $ had increased from US $0.739 to US $0.741, and the Company had recorded a gain of $3.1 million. The after-tax impact of the gain on translation of foreign denominated debt was
$42.9 million as compared to the prior year after-tax gain of $2.6 million.

Unusual items

During the December 2004 quarter, the Company recorded an unusual charge of $20.3 million relating to the restructuring of its Ontario sawmill operations. The amount included a non-cash charge of $15.5 million relating to the reduction of the carrying value of the Kirkland Lake and Opasatika sawmills. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of the unusual charge was $14.2 million. At the end of the June 2005 quarter, the Company had disbursed $0.2 million in relation to severance and other closure costs.

During the June 2005 quarter, the Company recorded an unusual charge of $136.1 million relating to the closure of several facilities. These included an SPF lumber sawmill in La Sarre, Quebec; a hardwood and pine sawmill in Davidson, Quebec; a hardwood sawmill in Temiscaming, Quebec; a lumber remanufacturing facility in Brantford, Ontario and the St. Raymond, Quebec papermill. The following table summarized the impact by facility:

The after-tax impact was $91.7 million. At the end of the June 2005 quarter, the Company had disbursed $2.7 million in relation to severance and other closure costs.

NINE MONTHS ENDED JUNE 2005 VS NINE MONTHS ENDED JUNE 2004

Net loss

The Company generated a loss of $171.9 million compared to a net loss of $18.9 million in the corresponding period of the prior year. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian GAAP.

FOREST PRODUCTS

                                                                                           Quarterly Results

June 2005 Quarter vs March 2005 Quarter

The Forest Products segment generated EBITDA of $18.5 million on sales of $360.6 million. This compares to EBITDA of $19.5 million on sales of $360.8 million in the prior quarter. Sales were relatively unchanged from the prior quarter with higher volumes of specialty and engineered wood offsetting lower SPF lumber and OSB prices. US $ reference prices for random lumber decreased by approximately US $36 per mfbm while stud lumber decreased by US $32 per mfbm. Currency was slightly favourable as the Canadian $ averaged US $0.804, down from US $0.815 in the prior quarter. The net effect was a decrease in EBITDA of $3.5 million or $9 per mfbm. The decrease in SPF revenues was offset by lower processing costs. Lower selling prices for OSB decreased EBITDA by a further $1.2 million. The margins in Forest Products continued to be subject to lumber export duties. During the quarter, countervailing and antidumping duties totalled $23.4 million, compared to $24.4 million in the prior quarter. Since May 2002, the Company has incurred $291.9 million of duties, which remain subject to the resolution of the softwood lumber dispute.

FOREST PRODUCTS

June 2005 Quarter vs June 2004 Quarter

The Forest Products segment generated EBITDA of $18.5 million on sales of $360.6 million. This compares to EBITDA of $55.0 million on sales of $410.6 million in the comparable quarter of the prior year. Sales of SPF lumber decreased by $39.1 million as a result of lower volumes and selling prices. US $ reference prices for random lumber were down by approximately US $72 per mfbm, while the reference price for stud lumber declined by only US $6 per mfbm. The decline in sales was also related to a stronger Canadian $, which averaged approximately 9% higher versus the US $. As a result, the average selling price of SPF lumber declined by $42 per mfbm from the year ago quarter, decreasing EBITDA by $15.5 million. SPF lumber margins were also impacted by lower volumes and higher manufacturing costs. Lower OSB prices also reduced EBITDA by $11.8 million. The margins in Forest Products continued to be negatively impacted by lumber export duties. During the quarter, countervailing and antidumping duties totalled $23.4 million, down from $34.3 million incurred in the June 2004 quarter.

Nine months ended June 2005 vs nine months ended June 2004

The Forest Products segment generated EBTIDA of $59.4 million on sales of $1,052.7 million. This compares to EBITDA of $69.6 million on sales of $1,007.6 million in the comparable nine month period of the prior year. Sales of SPF lumber increased by $54.6 million as a result of higher volumes and selling prices. US $ reference prices for random lumber were relatively flat, while reference prices for stud lumber improved by US $57 per mfbm. A portion of the increase was offset by a stronger Canadian $, which averaged approximately 8% higher versus the US $. As a result, the average selling price of SPF lumber increased by $18 per mfbm from the nine month period a year ago, increasing EBITDA by $19.7 million. However, the higher SPF lumber margins were more than offset by a 29% decline in OSB prices, which reduced EBITDA by $25.9 million. The margins in Forest Products continued to be negatively impacted by lumber export duties. During the first nine months of the fiscal year, countervailing and antidumping duties totalled $71.0 million, down from $75.7 million incurred in the same period of the prior year.

The following table summarizes duties expensed and remitted since May 2002.

PULP

                                                                                  Quarterly Results

June 2005 Quarter vs March 2005 Quarter

The Pulp segment generated EBITDA of $9.8 million on sales of $354.8 million for the quarter ended June 2005 compared to EBITDA of $4.3 million on sales of $347.0 million in the March 2005 quarter. Sales increased primarily as a result of higher hardwood pulp prices and a small decline in the Canadian $, which averaged US $0.804, down from US $0.815 in the prior quarter. US $ reference prices for hardwood pulp increased while reference prices for softwood pulp declined. The net price effect was an increase of $21 per tonne, increasing EBITDA by $10.5 million. The higher revenues were partially offset by higher manufacturing costs resulting primarily from more production curtailments in the current quarter versus the prior quarter. Total downtime in the June quarter was 15,400 tonnes compared to 2,400 tonnes in the prior quarter.

PULP

June 2005 Quarter vs June 2004 Quarter

The Pulp segment generated EBITDA of $9.8 million on sales of $354.8 million for the quarter ended June 2005, compared to EBITDA of $43.9 million on sales of $398.6 million in the June 2004 quarter. The $43.8 million decrease in sales was due to lower selling prices and shipments. In general, US $ reference prices for softwood pulps were weaker while those for hardwood pulps increased. The decline in selling prices was also caused by a stronger Canadian $, which averaged approximately 9% higher versus the US $. The net price effect was a decrease of $55 per tonne, lowering EBITDA by $28.3 million. Total downtime in the quarter was 15,400 tonnes compared to 20,500 tonnes in the year ago quarter.

Nine months ended June 2005 vs nine months ended June 2004

The Pulp segment generated negative EBITDA of $23.0 million on sales of $1,049.2 million for the nine month period ended June 2005, compared to EBITDA of $37.0 million on sales of 1,067.4 million in the nine months of fiscal 2004. The $18.2 million decrease in sales was due to lower selling prices, partially offset by higher shipments. While the US $ reference prices for the various grades of pulp increased, it was not sufficient to offset the impact of the stronger Canadian $, which averaged 8% higher versus the US $. The net price effect was a reduction of $30 per tonne, reducing EBITDA by $46.8 million. The balance of the decline in EBITDA was attributable to higher manufacturing costs, primarily fiber and process chemicals, compared to the same period a year ago. Total downtime in the period was 65,900 tonnes, compared to 65,400 tonnes in the same nine month period of fiscal 2004.

PAPER

                                                                                             Quarterly Results

June 2005 Quarter vs March 2005 Quarter

The Paper segment generated negative EBITDA of $1.7 million on sales of $254.7 million. This compares to negative EBITDA of $9.4 million on sales of $224.9 million in the prior quarter. Sales increased by $29.8 million as a result of higher shipments and higher prices for newsprint and coated paper. US $ reference prices for newsprint and coated paper increased by US $18 per tonne and US $48 per short ton respectively. Currency was slightly favourable as the Canadian $ averaged US $0.804, down from US $0.815 in the prior quarter. The net price effect was an increase of $23 per tonne, increasing EBITDA by $6.4 million. Manufacturing costs were relatively unchanged from the prior quarter.

PAPER

June 2005 Quarter vs June 2004 Quarter

The Paper segment generated negative EBITDA of $1.7 million on sales of $254.7 million. This compares to negative EBITDA of $10.1 million on sales of $251.3 million in the same quarter a year ago. Sales were relatively unchanged, with higher prices for coated paper partially offset by lower shipments of the same grade. US $ reference prices increased for all grades of paper, however this was partially offset by a stronger Canadian $, which averaged 9% higher versus the US $. The net price effect was an increase of $24 per tonne, increasing EBITDA by
$6.7 million. Manufacturing costs were relatively unchanged from the year ago quarter.

Nine months ended June 2005 vs nine months ended June 2004

The Paper segment generated negative EBITDA of $11.7 million on sales of $712.1 million. This compares to negative EBITDA of $27.2 million on sales of $709.4 million in the comparable nine month period a year ago. Although sales were relatively unchanged, they were impacted by two offsetting items, namely lower shipments and higher selling prices. The decline in newsprint shipments is related to the permanent shutdown of a paper machine at the Kapuskasing, Ontario facility in February 2004. US $ reference prices increased for all grades of paper, however, this was partially offset by a stronger Canadian $, which averaged 8% higher versus the US $. The net price effect was an increase of $33 per tonne, increasing EBITDA by $25.7 million. The segment's performance was negatively impacted by increased manufacturing costs, primarily for chemicals, energy and freight.

FINANCIAL POSITION

Cash flow from operations before working capital changes for the first nine months of fiscal 2005 was $2.9 million, a $194.0 million decline from the comparable period a year ago. The reduced cash flow is due primarily to a $114.8 million decline in proceeds from derivative financial instruments and a $50.8 million decline in EBITDA. In the year ago period, the Company had disposed of a substantial portion of its US $ currency contracts to fund the acquisition of three sawmills. For the nine months ended June 2005, non-cash working capital items used $64.1 million, as compared to $15.7 million used by the same items in the prior year. After allowing for net fixed asset additions of $99.4 million, "free cash flow" for the first nine months of fiscal 2005 was negative $96.5 million versus a positive amount of $113.5 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

In response to relatively low EBITDA brought on by difficult market conditions, the stronger Canadian $ and significant export duties on lumber shipped to the US, the Company has continued to curtail capital expenditures. During the nine month period, net fixed asset additions totalled $99.4 million compared to $83.4 million in the prior year. The amount spent is equal to 56% of fixed asset depreciation and 3.6% of sales.

At the end of June 2005, Tembec had cash, temporary investments and derivative financial instruments of $67.3 million plus unused operating lines of $151.9 million. At September 2004, the date of the last audited financial statements, the Company had cash, temporary investments and derivative financial instruments of $206.3 million and unused operating lines of $253.8 million.

The following table summarizes availability of operating lines by major area:

The Company had in place a $140 million committed 364-day facility, which expired in March 2005. It was replaced by a new three-year committed facility of $150 million. As of the end of the June quarter, the amount available on this facility (borrowing base) was $119.7 million. The new facility is secured by receivables and inventory and is not subject to maintenance tests. At the end of the June quarter, the Company also had in place a $100 million committed 364-day facility. Subsequent to the end of the quarter, on June 29, 2005, the facility was replaced with a new three-year committed facility of $190 million. This facility is also secured by receivables and inventory and is not subject to maintenance tests. The $90 million increase in availability is not included in the above table.

TEMBEC INDUSTRIES INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

TEMBEC INDUSTRIES INC. CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and nine months ended June 25, 2005 and June 26, 2004
(unaudited) (in millions of dollars)

TEMBEC INDUSTRIES INC. CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters and nine months ended June 25, 2005 and June 26, 2004
(unaudited) (in millions of dollars)

TEMBEC INDUSTRIES INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 25, 2005 and June 26, 2004
(unaudited) (in millions of dollars)

TEMBEC INDUSTRIES INC. CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended June 25, 2005 and June 26, 2004
(unaudited) (in millions of dollars)

TEMBEC INDUSTRIES INC. CONSOLIDATED BUSINESS SEGMENT INFORMATION

Nine months ended June 25, 2005 and June 26, 2004
(unaudited) (in millions of dollars)

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars)

  Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 25, 2004.

Changes in accounting policies

Effective September 26, 2004, the Company adopted retroactively with restatement the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3110 with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of CICA Handbook Section 3110 were primarily related to landfill capping obligations. The adoption of CICA Handbook Section 3110 has decreased the September 25, 2004 retained earnings by $1.4 million, increased net fixed assets by $1.1 million, decreased future income taxes by $0.7 million and increased liabilities by $3.2 million.

Effective October 1st, 2003, the CICA introduced new recommendations under CICA Handbook Section 1100 for the application of Generally Accepted Accounting Principles (GAAP), which, among other things, provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Previously, the Company, along with others in the Forest Industry, presented sales net of shipping, handling costs and countervailing and anti-dumping duties. As a result of applying this new standard, the Company has removed its reference to gross and net sales.

Effective September 28, 2003, the Company adopted the new recommendations of CICA Handbook Section 3063 with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. The work conducted at September 25, 2004 did not indicate impairment of long-lived assets.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars)

  Significant accounting policies (cont.)

  Changes in accounting policies (cont.)

  Effective September 28, 2003, the Company applied the accounting treatment prescribed by Emerging Issues Committee ("EIC") EIC-128 of the CICA Handbook with respect to the accounting for trading, speculative or non-hedging derivative financial instruments. The abstract addresses the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. The financial statements prospectively account for derivative financial instruments on a mark to market valuation basis and the deferred gain recognized at the beginning of the fiscal year is being amortized into earnings based on the original maturity dates of the derivative financial instruments. As a result of applying EIC-128 of the CICA Handbook, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at
  September 28, 2003 and the same amount was also recognized as an asset on the balance sheet.

  Business of the Company

  The Company operates an integrated forest products business. Prior to the December 2004 quarter, the Company consisted of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. Due to recent organizational and reporting changes, the Paper and Paperboard segments have been regrouped under Paper. Comparative figures for prior periods have been reclassified to conform with the new segment presentation. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

  Acquisitions and Business Combinations

2004

On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc ("BTLSR") a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio (USA). Depending on the financial results of BTLSR, the seller is entitled to a maximum Contingent Value Right (CVR) payment, over the five-year period following the sale, of US $3.0 million (Canadian $3.7 million).

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre ("La Sarre Senneterre"), Quebec from Nexfor Inc.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau ("Chapleau"), Ontario from Weyerhaeuser Company Limited.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars)

  Acquisitions and Business Combinations (cont.)

  Details of the acquisitions are as follows:

  Commitments and contingencies

  Countervailing and antidumping duties

  In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

  Countervailing duty

  Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred relating to lumber shipments to the US between September 29, 2002 and September 27, 2003. A charge of $68.3 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. During the December 2004 quarter, a charge of $14.8 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and December 25, 2004. On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18%. On February 17, 2005, the rate was further corrected to 16.37%. The Company has adjusted its cash deposits. During the March 2005 quarter, a charge of $15.3 million was incurred relating to lumber shipments to the U.S. between December 26, 2004 and March 26, 2005. During the June 2005 quarter, a charge of $15.0 million was incurred relating to lumber shipments to the U.S. between March 27, 2005 and June 25, 2005. The Company is currently remitting cash deposits to cover the applicable duty.

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars)

  Commitments and contingencies (cont.)

  Antidumping duty

  Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $43.1 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. During the December 2004 quarter, a charge of $8.4 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and December 25, 2004. On December 20, 2004, the USDOC increased the antidumping duty deposit to 10.59%. On February 17, 2005, the rate was further corrected to 9.1%. The Company has adjusted its cash deposits. During the March 2005 quarter, a charge of $9.1 million was incurred relating to lumber shipments to the U.S. between December 26, 2004 and March 26, 2005. During the June 2005 quarter, a charge of $8.4 million was incurred relating to lumber shipments to the U.S. between March 27, 2005 and June 25, 2005. The Company is currently remitting cash deposits to cover the applicable duty.

  The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

  The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results:

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars)

  Long-term debt

  The Marathon joint venture does not meet certain financial covenants on its revolving operating line and its term loan with a syndicate of banks. As a result, the operating line, which expired in March 2005, has not been renewed pending the outcome of ongoing discussions with the syndicate. There is no recourse to the shareholders on either of these loan facilities.

  Interest, foreign exchange, and other

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars)

  Unusual items

  During the December 2004 quarter, as a result of a major restructuring of its sawmills in North Eastern Ontario, the Company recorded a non-cash charge of $15.5 million relating to the reduction of the carrying value of the fixed and other assets of two sawmills that will be permanently closed. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of theses charges was $14.2 million. During the June 2005 quarter, $0.2 million had been disbursed with respect to these costs leaving an accrued balance of $4.6 million.

  During the June 2005 quarter, the Company recorded a non-cash charge of $114.7 million relating to the reduction of the carrying value of the fixed and other assets of three sawmills, a papermill and a remanufacturing facility that were permanently or indefinitely closed. Employee severance and other closure costs amounting to
  $21.4 million were also recorded. The after-tax effect of these charges was $91.7 million. During the June 2005 quarter, $2.7 million had been disbursed with respect to these costs leaving an accrued balance of $18.7 million.

  Income Taxes

TEMBEC INDUSTRIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars)

  Employee Future Benefits

  EBITDA

  EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

  In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

  Comparative figures

  Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Frank A. Dottori, President and Chief Executive Officer of Tembec Industries Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tembec Industries Inc., (the issuer) for the interim period ending June 25, 2005;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 28, 2005

(s) Frank A. Dottori

Frank A. Dottori
President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Michel Dumas, Executive Vice President, Finance and Chief Financial Officer of Tembec Industries Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tembec Industries Inc., (the issuer) for the interim period ending June 25, 2005;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 28, 2005

(s) Michel Dumas

Michel Dumas
Executive Vice President, Finance and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

By:       (s) Antonio Fratianni
Name:  Antonio Fratianni
Title:     General Counsel and Corporate Secretary

Date:     August 10, 2005